SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

German American Bancorp
(Name of Subject Company (Issuer))

German American Bancorp (Issuer)
(Name of Filing Person (identifying status as offeror, issuer or other person))

COMMON SHARES, NO PAR VALUE
(and associated preferred share purchase rights)
(Title of Class of Securities)

373865104
(CUSIP Number of Class of Securities)

Mark A. Schroeder
President and Chief Executive Officer
German American Bancorp
711 Main Street
Jasper, Indiana 47546
(812) 482-1314
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

with a copy to:
Mark B. Barnes, Esq.
Ice Miller
One American Square, Box 82001
Indianapolis, Indiana 46282
(317) 236-2456

CALCULATION OF FILING FEE

Transaction valuation* $21,151,320	Amount of filing fee** $1933.14

*  Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This amount was calculated based on the purchase of 1,057,566 common shares of German American Bancorp at the tender offer purchase price of $20.00 per share in cash.

**  A portion of the filing fee was previously paid. The fee is $80.90 per $1,000,000 of the aggregate offering amount (or .00008090 of the aggregate transaction valuation), calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory # 11, effective February 25, 2003.

[ X ]
Check the box if any part of the fee is offset as provided by Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $1,840
Form or Registration Number:    Schedule TO-I
Filing Party:    German American Bancorp
Date Filed:    February 7, 2003

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.

[ X ]	issuer tender offer subject to Rule 13e-4.

[ ]	going private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:    [X]

INTRODUCTORY STATEMENT

         This Amendment No. 4 to Tender Offer Statement on Schedule TO further amends and supplements the Tender Offer Statement on Schedule TO, filed on February 7, 2003, as amended on February 18, 2003, February 24, 2003, and March 17, 2003, relating to the offer of German American Bancorp, an Indiana corporation, to purchase up to 1,000,000 of its common shares, no par value, and associated preferred share purchase rights, or such lesser number of shares as are validly tendered and not properly withdrawn. German American Bancorp offered to purchase these shares at a price of $20.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 7, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal ("Letter of Transmittal"), which, as amended or supplemented, together constituted the tender offer (the "Offer").

         This Amendment No. 4 to Schedule TO is filed to satisfy the reporting requirements of Rule 13e-4 of the Securities Exchange Act of 1934, as amended, solely to set forth the results of the Offer. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits 99(a)(1)(i) and 99(a)(1)(ii), respectively.

         The information in the Offer to Purchase and the related Letter of Transmittal, as previously amended and supplemented by amendments to this Schedule TO, is incorporated in this Amendment No. 4 to the Schedule TO by reference to all of the applicable items in the Schedule TO.

         ITEM 11.

         The offer expired at 5:00 p.m., Central Standard Time, on March 14, 2003. According to the Depositary, an aggregate of 2,128,042.1649 shares were validly tendered, not withdrawn and available for purchase by the Company pursuant to the Offer. The Company, effective March 21, 2003, accepted for purchase 1,066,832.582 of the tendered shares at the purchase price of $20.00 per share, net to the seller in cash, which resulted in a 50% proration factor being applied to the purchase of shares tendered under the offer, other than shares tendered pursuant to qualifying odd lot tenders.

         As a result of the application of the deemed automatic withdrawal provisions of Section 6 of the Offer to Purchase to tenders that were conditioned on the purchase by the Company of more than 50% of the number of shares that were tendered, the Company is purchasing only 1,057,566 of the shares that it accepted for purchase.

         On March 21, 2003, German American Bancorp issued a press release announcing the completion of its tender offer. The press release is included herein as Exhibit 99(a)(5)(viii) and is incorporated herein by reference.

         ITEM 12.

         Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No. 99(a)(5)(viii)	Description Press Release of German American Bancorp, dated March 21, 2003.

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 21, 2003

German American Bancorp By: /s/ Mark A. Schroeder Mark A. Schroeder President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99(a)(1)(i)	Offer to Purchase dated February 7, 2003.*
99(a)(1)(ii)	Letter of Transmittal.*
99(a)(1)(iii)	Notice of Guaranteed Delivery.*
99(a)(1)(iv)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.*
99(a)(1)(v)	Form of Question-and-Answer Brochure.*
99(a)(5)(i)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.*
99(a)(5)(ii)	Form of letter to shareholders dated February 7, 2003 from the President and Chief Executive Officer of German American Bancorp.*
99(a)(5)(iii)	Form of Guidelines for Substitute Form W-9.*
99(a)(5)(iv)	Press Release of German American Bancorp dated January 30, 2003.*
99(a)(5)(v)	Press Release of German American Bancorp dated January 30, 2003.*
99(a)(5)(vi)	Press Release of German American Bancorp dated February 7, 2003.*
99(a)(5)(vii)	Press Release of German American Bancorp dated March 17, 2003.*
99(a)(5)(viii)	Press Release of German American Bancorp dated March 21, 2003.**
99(b)(1)	Commitment Letter issued by Bank One, N.A. dated January 29, 2003.*
99(d)(1)	Rights Agreement dated April 27, 2000 is incorporated by reference to Exhibit 4.01 to German American Bancorp’s Current Report on Form 8-K filed May 5, 2000.
99(d)(2)	1992 Stock Option Plan, as amended, is incorporated by reference from Exhibit 10.1 to German American Bancorp’s Registration Statement on Form S-4 filed October 14, 1998.
99(d)(3)	1999 Long-Term Equity Incentive Plan is incorporated herein by reference from Appendix A to German American Bancorp’s definitive proxy statement for its 1999 annual meeting filed March 26, 1999.
99(d)(4)	Dividend Reinvestment And Direct Share Purchase Plan is incorporated herein by reference from German American Bancorp’s Registration Statement on Form S-3 filed April 26, 2000.
99(d)(5)	1999 Employee Stock Purchase Plan is incorporated herein by reference from Appendix B to German American Bancorp’s definitive proxy statement for its 1999 annual meeting filed March 26, 1999.
(g)	None.
(h)	None.

*    Previously filed.
**   Filed herewith.